Exhibit 99.1

YM BIOSCIENCES ANNOUNCES CONTROLLED EQUITY OFFERING

MISSISSAUGA, Canada - April 26, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), announced today that it has filed a prospectus supplement to its final base shelf prospectus, dated September 16, 2009, with the Ontario Securities Commission, and a supplement to its U.S. prospectus, dated September 16, 2009, forming part of its U.S. registration statement, with the United States Securities and Exchange Commission.

YM has entered into a Sales Agreement, dated April 23, 2010, with Cantor Fitzgerald & Co., under which YM may, at its discretion, from time to time sell up to a maximum of 7,750,000, of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering (“CEO”). Cantor Fitzgerald & Co. will act as sales agent for any sales made under the CEO. The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with Cantor Fitzgerald & Co., and, as a result, prices may vary as between purchasers and during the period of the offering. The Company is not required to sell any of the reserved shares at any time during the term of the CEO, which extends until October 16, 2011, and there are no stand-by fees for having established the arrangement. The Sales Agreement does not prohibit the Company from conducting additional financings.

The Canadian prospectus and prospectus supplement have been filed on SEDAR and the U.S. prospectus and the supplement thereto have been filed on the SEC’s website (www.sec.gov). Alternatively, Cantor Fitzgerald & Co. will provide any of those documents upon request. Such requests may be made by contacting Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 E. 59th Street, New York, NY 10022, or by calling 212-829-7122.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares, nor shall there be any sale of the common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia, YM is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; CYT997, a potent, vascular disrupting agent (VDA); and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com	Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com